Exhibit 12

Codorus Valley Bancorp, Inc.

Statements Regarding Computation of Ratios

	Years Ended December 31,
(Dollars in thousands)	2017	2016	2015	2014	2013

Income (Loss) Before Income Taxes	$21,908	$18,988	$15,948	$16,437	$14,483
Total Fixed Charges	10,979	8,779	8,428	8,280	8,934
Less Preferred Stock Dividends	0	16	120	174	250
Earnings, Including Interest on Deposits	$32,887	$27,751	$24,256	$24,543	$23,167
Less Interest on Deposits	8,138	6,667	6,295	6,668	7,655
Earnings, Excluding Interest on Deposits	$24,749	$21,084	$17,961	$17,875	$15,512

Fixed Charges:
Interest on Deposits	$8,138	$6,667	$6,295	$6,668	$7,655
Interest on Borrowings and Long-term Debt	2,730	1,982	1,879	1,372	964
Interest Expense Embedded in Rental Expense on Long-term Leases (a)	111	114	134	66	65
Preferred Stock Dividends	0	16	120	174	250
Total Fixed Charges, Including Interest on Deposits	$10,979	$8,779	$8,428	$8,280	$8,934
Less Interest on Deposits	8,138	6,667	6,295	6,668	7,655
Total Fixed Charges, Excluding Interest on Deposts	$2,841	$2,112	$2,133	$1,612	$1,279

Ratio of Earnings to Fixed Charges
Excluding Interest on Deposits	8.71	9.98	8.42	11.09	12.13
Including Interest on Deposits	3.00	3.16	2.88	2.96	2.59

(a)	Represents 14%, 15%, 17%, 18%, and 18% of total rent expense in 2017, 2016, 2015, 2014, and 2013, respectively.

10